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                             March 2, 2021

       Ngai Ngai Lam
       Chief Executive Officer
       China Liberal Education Holdings Ltd
       Zhongguancun MOOC Times Building, Room 1618
       18 Zhongguancun Street, Haidian District
       Beijing, People   s Republic of China 100190

                                                        Re: China Liberal
Education Holdings Ltd
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted February
25, 2021
                                                            CIK No. 0001775085

       Dear Ms. Lam:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact
Katherine Bagley at (202) 551-2545 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Trade & Services
       cc:                                              Ying Li